CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 8, 2007, relating to the consolidated financial statements and financial statement schedules of BWAY Holding Company and subsidiaries (the “Company”) (which report expresses an unqualified opinion and included an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” in the fourth quarter of fiscal year 2006) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/S/ Deloitte & Touche LLP

Atlanta, Georgia

March 8, 2007